[WFAF Letterhead]

December 18, 2012

Deborah O'Neal-Johnson

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:      Wells Fargo Funds Trust, File Nos. 333-185006 and 811-09253 (the “Registrant”)

Dear Mmes. O’Neal-Johnson and Churko:

On behalf of the Registrant, I am sending a response to oral comments delivered by you on December 13, 2012 to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on November 16, 2012, accession no. 0000907244-12-000534, relating to the acquisition of the assets of certain series of the Registrant (the “Target Funds”) by certain other series of the Registrant (the “Acquiring Funds” and together with the “Target Funds”, the “Funds”), as follows:

Target Fund	Acquiring Fund
Wells Fargo Advantage Equity Value Fund	Wells Fargo Advantage Intrinsic Value Fund
Wells Fargo Advantage Small/Mid Cap Core Fund	Wells Fargo Advantage Common Stock Fund
Wells Fargo Advantage Diversified Small Cap Fund	Wells Fargo Advantage Small Company Growth Fund

Please note the following responses to your comments (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Registration Statement):

Prospectus/Proxy Statement Comments from Ms. O’Neal-Johnson:

Comment 1:   You requested that we confirm whether or not the fee waiver described in the footnote to each Fund’s Annual Fund Operating Expenses table in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison” is subject to recoupment by the Fund’s adviser.

Response 1:    Each Fund’s fee waiver is not subject to recoupment by the Fund’s adviser.

Comment 2:   You requested that we confirm that the description of Derivatives Risk in the section entitled “Risk Descriptions” is consistent with the standards outlined in the SEC staff’s letter submitted to the Investment Company Institute (“ICI”) with respect to derivatives.

Response 2:    The Wells Fargo Advantage Diversified Small Cap Fund, which is a Target Fund that will not continue in operation after the Merger is consummated, is the only Fund in this prospectus/proxy statement that may have exposure to derivatives and their related risks, as part of its principal investment strategies. The Fund may be exposed to derivatives and their related risks to the extent a master portfolio in which the Fund may invest uses derivative instruments such as options as part of its principal investment strategy. We believe that the principal investment strategies of the Wells Fargo Advantage Diversified Small Cap Fund sufficiently explain the types of derivatives to which the Fund may be exposed. We also believe that the risks associated with such derivatives, specifically Derivatives Risk and Options Risk, are sufficiently described in the section entitled “Risk Descriptions” in accordance with the ICI Letter.

Comment 3:   You requested that we add disclosure to the last paragraph in the section entitled “Management of the Funds – Advisory and Sub-Advisory Fees” to describe the period covered by each Fund’s most recent shareholder report.

Response 3:    We have made the requested change.

Comment 4:   You requested that we add disclosure relating to the steps available to each Fund’s Board of Trustees if a Merger is not approved by shareholders.

Response 4:    We respectfully decline to make this change as the following sentence is already contained in the section entitled “Merger Information – Agreement and Plan of Reorganization” in the prospectus/proxy statement:

                        “If a Target Fund’s shareholders do not approve the Merger, the Board of Trustees on behalf of the Target Fund may consider other possible courses of action with respect to the Target Fund, including, without limitation, a merger with another fund or a liquidation of the Target Fund.”

Comment 5:   You requested that we consider adding disclosure discussing the effects of exposure to foreign securities that may be felt by the Wells Fargo Advantage Equity Value Fund’s shareholders as a result of the Merger with the Wells Fargo Advantage Intrinsic Value Fund.

Response 5:    We respectfully decline to add this disclosure as we believe that the disclosure already contained in the sections entitled “Merger Summary – Investment Objective and Strategy Comparison,” “Merger Summary – Principal Risk Comparison” and “Risk Descriptions” in the prospectus/proxy statement adequately describes the possible effects of exposure to foreign securities that may be felt by the Wells Fargo Advantage Equity Value Fund’s shareholders as a result of the Merger with the Wells Fargo Advantage Intrinsic Value Fund.

Comment 6:   You noted that each Fund’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action inconsistent with Guide 19 in that it contains exceptions for investments in repurchase agreements and requested that we clarify the fundamental policy disclosure.

Response 6:    We do not believe that the Funds’ current fundamental investment policy with respect to concentration contains impermissible freedoms of action.  The Funds do not believe that repurchase agreements constitute an “industry” or “group of industries.” However, we expect to include some clarifying disclosure to explain this view in future Wells Fargo Advantage Funds Statements of Additional Information.

Comment 7:   Per Rule 14a-16(d)(1), you requested that we add disclosure regarding the notice of internet availability of proxy materials to each Target Fund’s proxy card.

Response 7:    We respectfully decline to include this information as we do not believe it is required for a business combination transaction per Rule 14a-16(m).

Prospectus/Proxy Statement Comments from Ms. Churko:

Comment 8:   In the section entitled “Overview – Board of Trustees Recommendation,” you noted that the following sentence seems inconsistent with the disclosure included in the section entitled “Merger Summary – Tax Information” for each Merger and in the Narrative Description of the Pro Forma Effects of the Reorganization for the Merger of the Wells Fargo Advantage Equity Value Fund into the Wells Fargo Advantage Intrinsic Value Fund:

“Funds Management advised the Board of Trustees of the Trust that it expects to sell a substantial portion of the portfolio securities of each Target Fund in connection with the Merger, which will result in additional transactions costs to the Target Fund and may result in increased taxable distributions to shareholders of the Target Fund.”

If it is expected that the securities of the combined portfolio will be sold in material amounts following the consummation of a Merger in order to comply with the policies and investment practices of an Acquiring Fund, you requested that we provide an estimate of the portfolio transaction costs and expected capital gains or losses associated with such sales.

Response 8:    We have made the requested change.

Comment 9:   You requested that we confirm that all of the investments in each Target Fund comply with the investment guidelines of the corresponding Acquiring Fund. If all securities of a Target Fund are consistent with the objective and investment strategies of the corresponding Acquiring Fund, you requested that we include a statement to this effect.

Response 9:    We have made the requested change.

Comment 10: You requested that we add disclosure stating that no Merger is contingent upon any other Merger.

Response 10:  We respectfully submit that the following sentence, which is already contained in the section entitled “Voting Information Concerning the Meeting – Shareholder Information” in the prospectus/proxy statement, is sufficient:

“The Merger of each Target Fund is not conditioned on the Merger of any other Target Fund. Accordingly, the failure of a Target Fund's shareholders to vote to approve its Merger will not preclude consummation of any other Target Fund's Merger.”

Comment 11: You requested that we add disclosure to the Wells Fargo Advantage Intrinsic Value Fund’s Average Annual Total Returns Table in the section entitled “Merger Summary – Fund Performance Comparison” to clarify that Class R is a new share class being created to receive the assets of the Class R shares of the Wells Fargo Advantage Equity Value Fund.

Response 11:  We have made the requested change.

Comment 12: With respect to the Merger of the Wells Fargo Advantage Equity Value Fund into the Wells Fargo Advantage Intrinsic Value Fund, in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you noted that the Total Annual Fund Operating Expenses, before waiver, for Class A shares of the Wells Fargo Advantage Intrinsic Value Fund does not match the Total Annual Fund Operating Expenses for Class A shares as listed in the Wells Fargo Advantage Intrinsic Value Fund’s annual report. You noted that the same discrepancy also exists for Class A shares of the Wells Fargo Advantage Common Stock Fund.

Response 12:  We have confirmed that the Total Annual Fund Operating Expenses, before waiver, for Class A shares of the Wells Fargo Advantage Intrinsic Value Fund and the Wells Fargo Advantage Common Stock Fund in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison” for each Fund are accurate. The Total Annual Fund Operating Expenses provided in the prospectus/proxy statement include acquired fund fees and expenses whereas the Total Annual Fund Operating Expenses provided in each Fund’s annual report do not include such fees and expenses. In addition, the Total Annual Fund Operating Expenses provided in the prospectus/proxy statement include a 0.25% shareholder servicing fee whereas the shareholder servicing fee included in the Total Annual Fund Operating Expenses provided in each Fund’s annual report may include a shareholder servicing fee of less than 0.25% as a result of a rebate to a fund of any unused portion of the shareholder servicing fee.

Comment 13: In the Wells Fargo Advantage Intrinsic Value Fund’s pre-merger and pro forma Example of Fund Expenses tables in the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison,” you asked that we confirm the numbers provided for the 3, 5 and 10 Year line items.

Response 13:  We have changed the numbers provided for the 3, 5 and 10 Year line items as appropriate, as they were incorrect as initially stated.

Comment 14: In the section entitled “Financial Statements,” you asked that we confirm that the audited financial statements incorporated by reference into the prospectus/proxy statement for the Wells Fargo Advantage Small/Mid Cap Core Fund and the Wells Fargo Advantage Common Stock Fund should be the audited financial statements as of September 30, 2012.

Response 14:  We have confirmed that the audited financial statements incorporated by reference into the prospectus/proxy statement for the Wells Fargo Advantage Small/Mid Cap Core Fund and the Wells Fargo Advantage Common Stock Fund should be the audited financial statements as of September 30, 2012 and have updated the data accordingly.

Comment 15: In the section entitled “Pro Forma Capitalization,” you asked that we confirm the numbers provided in each table.

Response 15:  We have confirmed that the numbers provided in each “Pro Forma Capitalization” table are correct.

Statement of Additional Information Comments from Ms. Churko:

Comment 16: In the section entitled “Financial Information,” you requested that we clarify why the only fiscal year end referenced is July 31, 2012, the fiscal year end for the Wells Fargo Advantage Intrinsic Value Fund.

Response 16:  The section entitled “Financial Information” included in the Statement of Additional Information relates to the Wells Fargo Advantage Intrinsic Value Fund and does not relate to any other Fund involved in the Mergers. To clarify this point, we have removed disclosure relating to the Wells Fargo Advantage Intrinsic Value Fund’s Class R shares, which are being created to receive the assets of the Class R shares of the Wells Fargo Advantage Equity Value Fund, from the Statement of Additional Information relating to the prospectus/proxy statement. We will include such information in a second Statement of Additional Information, which will accompany the prospectus/proxy statement and Statement of Additional Information relating to the prospectus/proxy statement.

Pro Forma Combining Financial Statement Comment from Ms. Churko:

Comment 17: You requested that we add disclosure as to why pro forma combining financial statements are not included for the Mergers of the Wells Fargo Advantage Small/Mid Cap Core Fund into the Wells Fargo Advantage Common Stock Fund and the Wells Fargo Advantage Diversified Small Cap Fund into the Wells Fargo Advantage Small Company Growth Fund.

Response 17:  We have made the requested change.

Comment 18: Since each Fund’s adviser has agreed to pay all Merger-related costs, you requested that we disclose an estimated total cost of each Merger as such payment would be considered a related transaction.

Response 18:  Due to the timeline of the proposed Mergers and after further discussion with the Staff, we will not make the requested change to this prospectus/proxy statement but will plan to include the requested estimate in future prospectus/proxy statements.

Comment 19: You requested that we explain why the advisory fees and other operating expenses are expected to change as a result of each Merger.

Response 19:  The advisory fee is on a tiered schedule. As the asset levels in a fund increase, the advisory fee decreases. Since the Wells Fargo Advantage Intrinsic Value Fund’s assets will increase after the merger, the advisory fee paid by the Fund will decrease. As a result of the master feeder structure of the Wells Fargo Advantage Equity Value Fund, the Fund’s other operating expenses, such as audit and custody fees, are paid through the master portfolio in which the Fund invests. Since the Wells Fargo Advantage Intrinsic Value Fund is not part of a master feeder structure, such operating expenses will be charged directly to the Fund causing an increase to other expenses.

Comment 20: You requested that we provide a comparison of the fee waivers and expense reimbursements prior to and after each Merger.

Response 20:  The Wells Fargo Advantage Equity Value Fund’s waivers and reimbursements were $431,627. The Wells Fargo Advantage Intrinsic Value Fund’s waivers and reimbursements were $132,515. Separately, the Funds waived a total of $564,142.  As a combined fund, they would waive $1,122,063.

Comment 21: You requested that we confirm that the following statement includes a consideration of the valuation policies:

                        “No significant accounting policies will change as a result of the proposed reorganization.”

                        In addition, you asked that we add a further discussion of the valuation policy.

Response 21:  We confirm that the aforementioned statement includes a consideration of the valuation policies and have made the requested disclosure change.

Comment 22: You asked that we confirm that each accounting survivor was chosen based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).

Response 22:  We confirm that each accounting survivor was chosen based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around December 19, 2012 to incorporate the responses to your comments described above. Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc: Marco E. Adelfio, Esq.

      C. David Messman, Esq.